The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

March 14, 2011

Enerplus Announces Analyst Day Webcast Details

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the webcast details for the Enerplus Analyst Day that is being hosted Tuesday, March 15, 2011 in New York, NY, beginning at 9:00 am ET.

Live Webcast

Date: Tuesday, March 15, 2011
Time: 9:00 a.m. ET
Webcast: http://www.investorcalendar.com/IC/CEPage.asp?ID=163593

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. The login details can also be found on our website at www.enerplus.com. In addition, our corporate presentation has been updated and will be available on our website.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.